Seafarer Exploration Corp.
14497 N. Dale Mabry Highway, Suite 209N
Tampa, Florida  33618

January 8, 2010

VIA EDGAR AND FEDERAL EXPRESS

Suzanne Hayes
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	Seafarer Exploration Corp. Form 10-K for the Year Ended December 31, 2008 Filed May 11, 2009 File No. 000-29461

Dear Ms. Hayes:

On behalf of Seafarer Exploration Corp. (the “Company”), this letter responds to the comments you provided by letter dated December 10, 2009 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2008.  Your comments are set forth below in italics, and each comment is followed by the Company’s response

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2008 (TRANSITION PERIOD)

Item 1.  Business, page 5

1.     Please revise your business section to describe the material terms of each of the below agreements, including, but not limited to any payment provisions, division of artifacts recovered, usage restrictions, exclusivity provisions, obligations/rights to defend, other rights obtained and material obligations that must be met to keep the agreement in place, term and termination provisions.  In addition, please advise us of the current status of these agreements.

•             Exhibit 10.1- Agreement by and between Tulco Resources, Ltd., and Seafarer Exploration, Inc. dated February 2007; and

•             Exhibit 10.4- Agreement Regarding Research and Recovery of Archaeological Material Between Florida Division of Historical Resources and Tulco Resources, Ltd. and Seafarer Exploration Corp. dated November 4, 2008.

Response

Tulco Resources, Ltd. Agreement

Pursuant to your request, we have revised our business section in our Form 10-K for the fiscal year ended December 31, 2008 to include a discussion of the material terms of the Agreement by and between Tulco Resources, Ltd., and Seafarer Exploration, Inc. dated February 2007.

The term of the Agreement was for one year with an automatic one year renewal if the Company is productively recovering artifacts.  Although disputed by the Company, Tulco has alleged that this Agreement has expired.  The Company and Tulco have been in negotiations regarding the modification of the original agreement that was executed in 2007.  If Tulco and the Company are unable to reach an agreement as to the proposed modifications, then there are no guarantees that the Company will be able to continue its operations at the Juno Beach site for the 2010 dive season.  The agreement with Tulco is a key contract to the Company in implementing its business plan. If the agreement with Tulco is not satisfactorily renegotiated or renewed, then such consequence will have a significant material adverse effect on the Company and its prospects.  Additional discussion concerning the agreement with Tulco, and the status of the agreement with Tulco, is contained in the Company’s Form 10-Q for the period ended September 30, 2009 filed with the SEC on November 16, 2009.

Florida Division of Historical Resources Agreement

Pursuant to your request, we have revised our business section in our Form 10-K to include a discussion of the material terms of the Agreement Regarding Research and Recovery of Archaeological Material Between Florida Division of Historical Resources and Tulco Resources, Ltd. and Seafarer Exploration Corp. dated November 4, 2008.

The agreement is for a term of one year and is subject to written renewal for additional one year terms. The parties shall have the right to continuously renew the agreement in areas within and beyond those specified in the agreement so long as the parties faithfully perform in accordance with the covenants and conditions provided in the agreement and so long as such are within the area and specific to the shipwreck detailed in the agreement. Prior to November 4 2009, the Company provided written notification of its intent to renew.  The Company is currently in the process of gathering information requested by the FLDHR in order to process the renewal of the agreement.  Although the FLDHR has not expressed any reason that the Agreement will not be renewed, if FLDHR does not renew the Agreement, then such consequence will have a significant material adverse effect on the Company and its prospects. Additional discussion concerning the agreement with the FLDHR, and the status of the agreement with the FLDHR, is contained in the Company’s Form 10-Q for the period ended September 30, 2009 filed with the SEC on November 16, 2009.

2.           On page 31 of this filing you state that in December 2008 you obtained environmental permits related to the exploration and salvage of the Juno Beach shipwreck from the Department of the Army/Corp. of Engineers and the Florida Department of Environmental Protection.  On page 16 of your amended Form 10-K filed on September 29, 2009, you reference a research and recovery permit granted by the Florida Division of Historical Resources.  Please expand your disclosure in your business section to describe these permits, including, but not limited to, usage restrictions, process to obtain, maintenance requirements, term of the permit and all conditions or termination provisions of the permits.  In addition, please advise us of the current status of all your permits and provide us with copies of each of your permits.

Response

Pursuant to your request, we have revised our business section in our Form 10-K to include a discussion of the material terms of the permits issued by the Department of the Army/Corp. of Engineers (the “Corp. of Engineers Permit”) and the Florida Department of Environmental Protection (the “FDEP Permit”) . Because such permits have charts and materials that are not easily subject to edgarization, we have included a copy of the permits and easement with our correspondence sent to the SEC via Federal Express, but such materials have not been edgarized.

The Company must comply with the general and specific conditions of the Corp. of Engineers Permit and the FDEP Permit in order for such permits to remain in effect.  The Company believes that it is in compliance with the conditions of both the Corp. of Engineers Permit and the FDEP Permit and such permits are currently effective.

Item 9B.  Other Information, page 31
Environmental Permits/Agreements, page 31

3.           You disclose that you have an agreement with the Florida Sovereign Submerged Land Trust which is conditionally in effect until December 22, 2013.  Please expand your disclosure in your business section to describe the material terms of this agreement, including, but not limited to any payment provisions, division of artifacts recovered, usage restrictions, exclusivity provisions, other rights obtained and material obligations that must be met to keep the agreement in place, term and termination provisions.  Please also file a copy of this agreement pursuant to Item 601(b) (10) of Regulation S-K.

Response

Pursuant to your request, we have revised our business section in our Form 10-K to include a discussion of the material terms of the easement granted by the Board of Trustees of the Internal Improvement Trust Fund of the State of Florida.  In Item 9B.of our Form 10-K, we had incorrectly referred to the easement as an agreement.  We have modified Item 9B. to correctly describe the nature of the easement. Because the easement is not an agreement, we have not filed a copy of the easement pursuant to Item 601(b) (10) of Regulation S-K, but have included a copy of the easement with the permits described above in our correspondence sent to the SEC via Federal Express.

If the Company fails to keep and perform any activities in accordance with the authorization provided for therein, or should greater public benefit need or arise the Board of Trustees shall have the right to terminate the easement on the 60th day following receipt by the Company of written notice form the Board of Trustees.  The Company believes that it is in compliance with the conditions of the easement and the easement is currently effective.

Signatures, page 37

4.           We note that your filing does not include the signatures of your principal financial officer, principal accounting officer and a majority of your directors pursuant to General Instruction D.2 of Form 10-K.  Please promptly amend your 10-K to include these signatures.

Response

We have amended our 10-K to include the signatures of our principal financial officer, principal accounting officer and a majority of your directors

In providing the responses set forth in this letter, the Company acknowledges that:

*	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

*	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments.

If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (813) (813) 448-3577 or Brent A. Jones, Esq., Bush Ross, P.A., at (813) 204-6420.

Sincerely,

s/ Kyle Kennedy

Kyle Kennedy
President, Chief Executive Officer, and Chairman of the Board

cc: Bush Ross, P.A.